UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                          InSight Health Services Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   45766Q 10 1
                                ----------------
                                 (CUSIP Number)

                                Glenn A. Youngkin
                                The Carlyle Group
                         1001 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 347-2626

                                     copy to
                           Mark S. Wojciechowski, Esq.
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019
                                 (212) 262-1910

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].


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                                                               Page 2 of 6 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This Amendment No. 3 is filed by the Reporting Persons (as defined in Amendment No. 1 to Schedule 13D) to supplement Items 4, 6 and 7 of the Schedule 13D filed on October 14, 1997, as amended on May 18, 1999 and June 2, 1999, relating to the common stock, $0.001 par value, of InSight Health Services Corp. (the "Company"). This Amendment is filed for the purposes of describing the Voting Agreement, dated as of June 29, 2001, among the Purchasers and CIM (for the Fund), Parent (as defined below) and Acquisition (as defined below), which is attached hereto as Exhibit 1.

         Unless  specifically  amended  hereby,  the disclosure set forth in the
Schedule 13D, as amended through Amendment No. 2, shall remain unchanged.


Item 4.   Purpose of Transaction

Item 4 of Schedule 13 D is hereby supplemented with the following:

         On July 29, 2001, the Company, Insight Health Services Holdings Corp., a Delaware corporation ("Parent"), and JWCH Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition") entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Acquisition with and into the Company, with the Company continuing as the surviving corporation, and that each outstanding share of Common Stock of the Company, other than those shares owned by certain officers of the Company, will be converted into the right to receive $18.00 per share in cash.

         On June 29, 2001, the Purchasers and CIM (for the Fund) entered into a Voting Agreement. See Item 6 for a description of the Voting Agreement


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13 D is hereby supplemented with the following:

         Simultaneously with the execution of the Merger Agreement, the Purchasers and CIM (for the Fund), entered into a Voting Agreement with Parent and Acquisition. A copy of the Voting Agreement is attached as Exhibit 1 to this Amendment No. 3.

         Under the terms of the Voting Agreement, the Purchasers and CIM (for the Fund) have agreed to (i) elect to convert all of the Series B Preferred Stock that they own into 298,507.46 shares of Series D Preferred Stock pursuant to the terms thereof prior to the record date for the meeting of stockholders of the Company called to vote upon the approval of the Merger and the adoption of the Merger Agreement, (ii) consent to the cancellation of the Warrants in accordance with the Merger, (iii) vote in favor of the Merger and the adoption of the Merger Agreement, and (iv) convert all of the aforementioned 298,507.46 shares of Series D Preferred Stock into shares of the Company's Common Stock immediately prior to the effective time of the Merger.

         The Purchasers and CIM (for the Fund) have also agreed to grant an irrevocable proxy to Parent and to appoint Parent as their attorney-in-fact to vote their Series D Preferred Stock in favor of the merger and the adoption of the Merger Agreement. In addition, the Purchasers and CIM (for the Fund) agreed not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of the



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                                                               Page 3 of 6 Pages


equity securities of the Company owned by them, (ii) enter into any voting arrangement or understanding other than this Voting Agreement or (iii) take any action that could make any of their representations or warranties in the Voting Agreement untrue or incorrect or could have the effect of preventing or disabling the Purchasers and CIM (for the Fund) from performing any of their obligations under the Voting Agreement. Moreover, the Purchasers and CIM (for the Fund) agreed not to (i) solicit, initiate or encourage or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to any Takeover Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding any Takeover Proposal (as defined in the Merger
Agreement). The Voting Agreement terminates upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

         The foregoing summary of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 1 and which is incorporated herein by reference.


Item 7.           Material to Be Filed as Exhibits

Item t of Schedule 13D is hereby supplemented with the following:

Exhibit 1         Voting Agreement


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                                                               Page 4 of 6 Pages

                                    Signature


         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:



                                  CARLYLE PARTNERS II, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                          By:      \s\ W.  Robert Dahl
                                                   -------------------
                                          Name:    W.  Robert Dahl
                                          Title:   Managing Director


                                  CARLYLE PARTNERS III, L.P.,
                                  a Delaware limited partnership

                                  By:  TC Group, L.L.C., as the General Partner


                                          By:      \s\ W.  Robert Dahl
                                                   -------------------
                                          Name:    W.  Robert Dahl
                                          Title:   Managing Director


                                  CARLYLE INTERNATIONAL PARTNERS II, L.P., a Cayman Islands exempted limited partnership

                                  By:  TC Group, L.L.C., as the General Partner

                                          By:      \s\ W.  Robert Dahl
                                                   -------------------
                                          Name:    W.  Robert Dahl
                                          Title:   Managing Director



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                                                               Page 5 of 6 Pages

                                CARLYLE INTERNATIONAL PARTNERS III, L.P., a Cayman Islands exempted limited partnership

                                By:   TC Group, L.L.C., as the General Partner


                                      By:      \s\ W.  Robert Dahl
                                               -------------------
                                      Name:    W.  Robert Dahl
                                      Title:   Managing Director


                                C/S INTERNATIONAL PARTNERS,
                                a Cayman Islands general partnership

                                By:   TC Group, L.L.C., as the General Partner


                                      By:      \s\ W.  Robert Dahl
                                               -------------------
                                      Name:    W.  Robert Dahl
                                      Title:   Managing Director


                                CARLYLE INVESTMENT GROUP, L.P.,
                                a Delaware limited partnership

                                By:   TC Group, L.L.C., as the General Partner

                                      By:      \s\ W.  Robert Dahl
                                               -------------------
                                      Name:    W.  Robert Dahl
                                      Title:   Managing Director


                                CARLYLE-INSIGHT INTERNATIONAL
                                PARTNERS, L.P.,
                                a Cayman Islands exempted limited partnership

                                By:   TC Group, L.L.C., as the General Partner

                                      By:      \s\ W.  Robert Dahl
                                               -------------------
                                      Name:    W.  Robert Dahl
                                      Title:   Managing Director

                                                               Page 6 of 6 Pages



                              CARLYLE-INSIGHT PARTNERS, L.P.,
                              a Delaware limited partnership

                              By:   TC Group, L.L.C., as the General Partner

                                    By:      \s\ W.  Robert Dahl
                                             -------------------
                                    Name:    W.  Robert Dahl
                                    Title:   Managing Director


                              TC GROUP, L.L.C.,
                              a Delaware limited liability company

                              By:   TCG Holdings, L.L.C., as the Managing Member

                                    By:      \s\ W.  Robert Dahl
                                             -------------------
                                    Name:    W.  Robert Dahl
                                    Title:   Managing Director

                              CARLYLE INVESTMENT MANAGEMENT, L.L.C.,
                              a Delaware limited liability company

                                    By:    \s\ W.  Robert Dahl
                                            -------------------
                                    Name:  W.  Robert Dahl
                                    Title: Managing Director